From:	Dick, Douglas <douglas.dick@dechert.com>
Sent:	Thursday, March 21, 2013 6:10 PM
To:	Rupert, Kevin C.
Cc:	Lekich, David; Pierangeli, Christine; Cohen, Stephen
Subject:	Charles Schwab
Attachments:	ltr re mmf recoup.pdf

Kevin:

The attached letter responds to your most recent set of comments. Please call me with any questions. Best regards.

Douglas P. Dick
Dechert LLP
202-261-3305
949-442-6060
949-442-6010 (fax)
douglas.dick@dechert.com

Charles Schwab Investment Management, Inc
211 Main St., San Francisco, CA 94105-1905

March 21, 2013

Mr. Kevin C. Rupert
Division of Investment Management
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-8626

Re: The Charles Schwab Family of Funds (the "Registrant") – Additional Follow-Up
    Regarding Schwab Money Market Funds' Fee Waiver and Recoupment Arrangements

Dear Mr. Rupert:

This letter responds to additional follow-up comments raised by the U.S. Securities and Exchange Commission ("SEC") staff concerning the letters to you and/or Richard Pfordte dated April 10, 2012, June 1, 2012 and October 2, 2012 (the "Previous Letters") from David J. Lekich of Charles Schwab Investment Management, Inc. ("CSIM") regarding the fee waiver and recoupment arrangements relating to the Schwab Money Market Funds (the "funds"). Your comments were conveyed to Douglas P. Dick of Dechert LLP in a telephonic discussion with you on January 22, 2013.

Throughout this letter, capitalized terms have the same meaning as in the Previous Letters and the funds' most recently updated prospectuses dated April 30, 2012, as supplemented (the "Current Prospectuses"), unless otherwise noted. A summary of the SEC staff's comments, followed by the responses of the Registrant, is set forth below:

1.   Comment: Please confirm that the Registrant will supplement a fund's "Annual fund operating expenses" table in advance of the commencement of a recoupment that will have a material impact on the fund's expense ratio.

     Response: As noted in the Previous Letters, CSIM continuously reviews the funds' yields and will make reimbursement decisions based on factors that cannot be predicted in advance and are not formulary. The Registrant has previously represented that it will supplement a fund's "Annual fund operating expenses" table as soon as it reasonably estimates that the impact of a fund's payments to the investment adviser and/or its affiliates will reach 0.01% of the fund's average daily net assets in order to provide shareholders with appropriate notice. The Registrant further represents that it will take all reasonable measures to attempt to issue such supplemented disclosure with as much prior notice as is practicable under the circumstances. The Registrant believes that this course of action will ensure that shareholders and potential shareholders get timely information regarding a fund's expense ratio.

2.   Comment: Please include disclosure in the statutory prospectus that explicitly addresses the possibility that a reimbursement could absorb all of a fund's yield.

     Response: In connection with the annual update to the Registrant's registration statement that is currently being prepared, the Registrant intends to add the following disclosure

18043078

into the statutory prospectus at the end of the second paragraph under the heading "Fund management", so that that last sentence of that paragraph will appear as follows (new disclosure underlined):

This recapture could negatively affect the [reference to applicable fund/share class] future yield and could result in the [reference to applicable fund/share class] having no yield for certain periods.

We hope the forgoing is responsive to the SEC staff's questions. We would be pleased to discuss any further questions or concerns the SEC staff may have regarding the fee waiver and recoupment arrangement. Please feel free to contact the undersigned directly at 415.667.0660 or Douglas P. Dick at 202.261.3305

Sincerely,



David J. Lekich
Chief Counsel
Charles Schwab Investment Management, Inc.

cc: Douglas P. Dick, Dechert LLP